Exhibit 99.1

BCE INC.

Safe Harbour Notice Concerning
Forward-Looking Statements

February 7, 2019

Safe Harbour Notice Concerning Forward-Looking Statements

In this document, we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell Media means, as the context may require, either Bell Media Inc. or our Bell Media segment.

Certain statements made in the presentation entitled “Q4 2018 Results & 2019 Financial Guidance Call”, dated February 7, 2019, and certain oral statements made by our senior management during BCE’s 2019 financial guidance call held on February 7, 2019 (BCE’s 2019 Financial Guidance Call) are forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to BCE’s financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow)1, BCE’s 2019 annualized common share dividend and common share dividend payout policy, our network deployment and related capital investment plans, expected growth in our wireless, Internet and television (TV) subscriber base, our expected 2019 cash pension funding, the projected move to fully-funded solvency positions for all BCE defined benefits (DB) pension plans, BCE’s financial policy targets and our intended progress towards meeting those targets, BCE’s 2019 capital markets objectives including net debt reduction plans, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements made in the presentation entitled “Q4 2018 Results & 2019 Financial Guidance Call”, or made orally during BCE’s 2019 Financial Guidance Call, are made as of February 7, 2019 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our financial guidance, business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. Refer to Section B entitled Material Assumptions for a description of the principal assumptions underlying the above-mentioned forward-looking statements and other forward-looking statements made in the presentation entitled “Q4 2018 Results & 2019 Financial Guidance Call” and made orally during BCE’s 2019 Financial Guidance Call held on February 7, 2019. We believe that these assumptions were

[1] Refer to footnotes 3 to 6 in Section A entitled Forward-Looking Statements for a definition of, and other information concerning, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow.

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reasonable at February 7, 2019. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Refer to Section C entitled Business Risks for a description of the principal known risks that could cause actual results or events to differ materially from our expectations expressed in, or implied by, the above-mentioned forward-looking statements and other forward-looking statements made in the presentation entitled “Q4 2018 Results & 2019 Financial Guidance Call” and made orally during BCE’s 2019 Financial Guidance Call. We caution readers that the risks described in the above mentioned section are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

Except as otherwise indicated by BCE, the forward-looking statements made in the presentation entitled “Q4 2018 Results & 2019 Financial Guidance Call”, or made orally during BCE’s 2019 Financial Guidance Call, do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements made in the presentation entitled “Q4 2018 Results & 2019 Financial Guidance Call”, or made orally during BCE’s 2019 Financial Guidance Call, are presented for the purpose of assisting investors and others in understanding certain key elements of our expected financial results and objectives, strategic priorities and business outlook, as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

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TABLE OF CONTENTS

A.	FORWARD-LOOKING STATEMENTS		2
B.	MATERIAL ASSUMPTIONS		3
C.	BUSINESS RISKS		6
	I.	PRINCIPAL CONSOLIDATED BUSINESS RISKS	7
	II.	PRINCIPAL SEGMENTED BUSINESS RISKS	12
	III.	RISKS RELATING TO OUR REGULATORY ENVIRONMENT	15
	IV.	OTHER PRINCIPAL BUSINESS RISKS	24

 Sections A, B and C of this Safe Harbour Notice Concerning Forward-Looking Statements (Safe Harbour Notice) contain, respectively, a description of:

  the principal forward-looking statements relating to BCE’s financial guidance contained in the presentation entitled “Q4 2018 Results & 2019 Financial Guidance Call”
  the principal assumptions made by BCE in developing its 2019 forward-looking statements set out in the presentation entitled “Q4 2018 Results & 2019 Financial Guidance Call”, or made orally during BCE’s 2019 Financial Guidance Call the principal known risks that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from our current expectations expressed in, or implied by, our principal forward-looking statements set out in the presentation entitled “Q4 2018 Results & 2019 Financial Guidance Call”, or made orally during BCE’s 2019 Financial Guidance Call

A. FORWARD-LOOKING STATEMENTS

This section outlines the principal elements of the financial guidance provided by BCE for 2019, which reflects the adoption of IFRS 16 – Leases.2

BCE	Guidance for 2019
Revenue growth	1% - 3%
Adjusted EBITDA[3] growth	5% - 7%
Capital intensity[4]	~16.5%
Adjusted net earnings per common share (Adjusted EPS)[5]	$3.48 - $3.58
Free cash flow[6]	$3,800 million - $4,000 million
Free cash flow growth	7% - 12%
Annualized common share dividend[7]	$3.17 per share[8]
Dividend payout policy[6]	65% - 75% of free cash flow

[2] Excluding the impact of IFRS 16 – Leases, adjusted EBITDA growth is projected to be 2% to 4%, free cash flow growth is projected to be 3% to 7%, and adjusted EPS is projected to be $3.53 to $3.63, in each case, for 2019.

[3] The term adjusted EBITDA does not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in BCE’s consolidated financial statements. We use adjusted EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA has no directly comparable IFRS financial measure.

[4] Capital intensity means capital expenditures divided by operating revenues.

[5] The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

[6] The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.
[7] Subject to dividends being declared by the board of directors of BCE.
[8] Consistent with BCE’s common share dividend payout policy.

B. MATERIAL ASSUMPTIONS

A number of assumptions were made by BCE in preparing forward-looking statements for 2019, including the material assumptions outlined in this section. The reader should note that assumptions made in the preparation of forward-looking statements, although considered reasonable by BCE at the time of preparation of such forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations expressed in, or implied by, our forward-looking statements.

Economic Assumptions

Our 2019 forward-looking statements are based on certain assumptions concerning the Canadian economy. In particular, we have assumed:

  A slightly slower rate of economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.7% in 2019, down from 2.0% in 2018
  Employment gains expected to continue in 2019, as the overall level of business investment is expected to grow but remain variable
  Interest rates expected to increase modestly in 2019
  Canadian dollar expected to remain at near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices

Market Assumptions

Our 2019 forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

  A consistently high level of wireline and wireless competition in consumer, business and wholesale markets
  Higher, but slowing, wireless industry penetration and smartphone adoption
  A shrinking data and voice connectivity market as business customers migrate to lower-priced traditional telecommunications solutions or alternative over-the-top (OTT) competitors
  Advertising market expected to be impacted by audience declines and variable demand
  Continued escalation of media content costs to secure TV programming
  Ongoing linear TV subscriber erosion, due to growing cord-cutter and cord-never customer segments

Operational and Financial Assumptions

Our 2019 forward-looking statements are also based on various internal operational and financial assumptions.

Operational Assumptions

We have made the following internal operational assumptions with respect to our Bell Wireless, Bell Wireline and Bell Media segments for 2019:

Bell Wireless

  Maintain our market share of incumbent wireless postpaid net additions
  Higher prepaid customer net additions
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more fourth generation (4G) long-term evolution (LTE) and LTE-Advanced (LTE-A) devices and new data services
  Higher subscriber acquisition and retention spending, driven by higher handset costs and more customer device upgrades
  Improving blended average billing per user (ABPU), driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-A networks, and higher access rates partly offset by the impact of a higher prepaid mix in our overall subscriber base and more customer migrations from Bell Mobility Inc. (Bell Mobility)’s Shared Services Canada (SSC) contract
  Expansion of the LTE-A network coverage to approximately 94% of the Canadian population, and continued fifth generation (5G) preparations with network technology trials, the deployment of small cells and equipping all new sites with fibre
  Ability to monetize increasing data usage and customer subscriptions to new data services
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Bell Wireline

  Positive full-year adjusted EBITDA growth
  Continued growth in residential Internet protocol TV (IPTV) and Internet subscribers
  Increasing wireless and Internet-based technological substitution
  Residential services household average revenue per user (ARPU) growth from increased penetration of multi-product households and price increases

  Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Continued large business customer migration to Internet protocol (IP)-based systems
  Ongoing competitive repricing pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers
  Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
  Accelerating customer adoption of OTT services resulting in downsizing of TV packages
  Further deployment of direct fibre to more homes and businesses within our wireline footprint and an acceleration in our fixed wireless to the premise (WTTP) rural buildout
  Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require considerable ongoing capital investment
  Realization of cost savings related to management workforce reductions including attrition and retirements, lower contracted rates from our suppliers, operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behavior and product innovation, as well as the realization of additional synergies from the next phases of integration of Manitoba Telecom Services Inc.
  No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

Bell Media

  Revenue performance expected to reflect further Crave subscriber growth, flow-through of broadcast distribution undertaking (BDU) rate increases, and strategic pricing on advertising sales
  Operating cost growth driven by higher programming costs, mainly due to continued investment in Crave content
  Continued scaling of Crave and sports direct-to-consumer products
  Ability to successfully acquire and produce highly rated programming and differentiated content

  Building and maintaining strategic supply arrangements for content across all screens and platforms
  Monetization of content rights and Bell Media properties across all platforms
  TV unbundling and growth in OTT viewing expected to result in lower subscriber levels for many Bell Media video properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial Assumptions

We have made the following internal financial assumptions with respect to BCE for 2019:

  Total post-employment benefit plans cost to be approximately $310 million to $330 million, based on an estimated accounting discount rate of 3.8%, comprised of an estimated above adjusted EBITDA post-employment benefit plans service cost of approximately $250 million to $260 million and an estimated below adjusted EBITDA net post-employment benefit plans financing cost of approximately $60 million to $70 million
  Depreciation and amortization expense of approximately $4,375 million to $4,475 million
  Interest expense of approximately $1,125 million to $1,150 million
  An effective tax rate of approximately 25%
  NCI of approximately $50 million
  Total cash pension plan funding of approximately $375 million
  Cash taxes of approximately $650 million to $700 million
  Net interest payments of approximately $1,125 million to $1,150 million
  Average BCE common shares outstanding of approximately 900 million
  An annual common share dividend of $3.17 per share

C. BUSINESS RISKS

This section describes the principal known risks that could have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. These risks could cause our assumptions and estimates to be inaccurate and cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements, including our financial guidance and business outlook disclosed on February 7, 2019 during BCE’s 2019 Financial Guidance Call. Since the realization of our forward-looking statements, including our ability to meet our financial guidance, essentially depends on our business performance which, in turn, is subject to many risks including, without limitation, competitive, regulatory, technological, economic, financial and other risks, the reader is cautioned that all risks described in this Safe Harbour Notice could have a material adverse impact on our forward-looking statements.

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. The actual effect of any event on our financial position, financial performance, cash flows, business or reputation could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows, business or reputation.

I. PRINCIPAL CONSOLIDATED BUSINESS RISKS

Provided below is a summary description of certain of our principal business risks that could have a material adverse effect on all of our segments. Certain additional business segment-specific risks are reported in Section C. II, Principal Segmented Business Risks. For a detailed description of the principal risks relating to our regulatory environment and a description of the other principal business risks that could have a material adverse effect on our financial position, financial performance, cash flows, business or reputation, refer to Section C. III, Risks Relating to our Regulatory Environment and Section C. IV, Other Principal Business Risks, respectively, in this Safe Harbour Notice.

1. Competitive Environment

As the scope of our businesses increases and evolving technologies drive new services, delivery models and strategic partnerships, our competitive landscape intensifies and expands to include new and emerging competitors, certain of which were historically our partners or suppliers, as well as global scale competitors including, in particular, OTT TV service providers, Internet of Things (IoT) hardware and software providers, voice over IP (VoIP) providers and other web-based and OTT players which are penetrating the telecommunications space with significant resources and a large customer base to amortize costs. Certain of these competitors are changing the competitive landscape by moving beyond being mere disruptors and newer entrants to the industry to establishing material positions. Greater customer adoption of data services, including mobile TV, international data roaming, mobile commerce and mobile banking, as well as other IoT applications in the areas of retail (e.g., home automation), business (e.g., remote monitoring), transportation (e.g., connected car and asset tracking) and urban city optimization (smart cities), is expected to accelerate growth opportunities as well as competition in these areas. Our inability to develop and deploy retail, business and government IoT product solutions in advance of or concurrently with our competitors could adversely affect our business and financial results.

Pricing and investment decisions of market participants are based on many factors, such as strategy, market position, technology evolution, customer confidence and economic climate, and collectively these factors could adversely affect our market shares, service volumes and pricing strategies and, consequently, our financial results.

Technology substitution, IP networks and recent regulatory decisions, in particular, continue to reduce barriers to entry in our industry. In addition, the effects of government policies regarding the set-aside of spectrum at favourable pricing for newer wireless entrants have begun to impact market dynamics. Together, these factors have changed industry economics and allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, human, technological and network resources than has historically been required. In particular, some competitors deliver their services over our networks, leveraging regulatory obligations applicable to us, therefore limiting the need to invest in building their own networks. Such lower required investment has enabled some competitors to be very disruptive in their pricing. Moreover, foreign OTT players such as Netflix are currently not subject to the same taxation and Canadian content investment obligations as those imposed on Canadian domestic digital suppliers, which provides them with a competitive advantage over us. We expect these trends to continue in the future and the increased competition we face as a result could negatively impact our business including, without limitation, in the following ways:

  Competitors’ aggressive market offers, combined with heightened customer sensitivity around pricing, could result in pricing pressures, lower margins and increased costs of customer acquisition and retention, and our market shares and sales volumes could decrease if we do not match competitors’ pricing levels or increase customer acquisition and retention spending
  Higher Canadian wireless penetration could slow opportunities for new customer acquisition
  Product substitutions could result in an acceleration of network access service (NAS) erosion beyond our current expectations
  The continued OTT-based substitution and market expansion of lower cost VoIP and software-defined networking in a wide area network (SD WAN) solutions, which are attracting global competitors including traditional software players, are changing our approach to service offers and pricing and could have an adverse effect on our business
  Spending rationalization by business customers could lead to higher declines in traditional connectivity value-added services sold and margin erosion driven by technology substitution, economic factors and customer operational efficiencies
  The pressure from simpler, lower cost, agile service models is driving in-sourcing trends, which could have an adverse impact on our managed services business

  The fundamental separation of content and connectivity allows the expansion and market penetration of low-cost OTT TV providers and other alternative service providers, some of which may offer content as loss leaders to support their core business, which is changing our TV and media ecosystems, could lower our revenue streams and affect our business negatively
  Competition with global competitors such as Netflix and Amazon, in addition to traditional Canadian TV competitors, for programming content could drive significant increases in content acquisition costs as these competitors, along with other global scale entities such as Google, gain a significant presence in local markets as a result of innovative and flexible global market strategies
  The proliferation of content piracy could negatively impact subscriber growth and our ability to monetize products and services, while creating bandwidth pressure without corresponding revenue growth in the context of regulated wholesale high-speed Internet access rates
  Regulatory decisions regarding wholesale access to our wireless and fibre networks could bring new competitors, including OTT players, or strengthen the market position of current competitors, which may negatively impact our retail subscriber base in favour of lower margin wholesale subscribers
  Adverse economic conditions, such as economic downturns or recessions, adverse conditions in the financial markets, or a declining level of retail and commercial activity could have a negative impact on the demand for, and prices of, our wireline, wireless and media products and services, as well as drive an increase in bad debts as the creditworthiness of some customers declines

2. Regulatory Environment

Although most of our retail services are not price-regulated, government agencies and departments such as the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED), Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as mandatory access to networks, spectrum auctions, consumer-related codes of conduct, approval of acquisitions, broadcast licensing and foreign ownership requirements. As with all regulated organizations, planned strategies are contingent upon regulatory decisions. Adverse decisions by regulatory agencies or increased regulation could have negative financial, operational, reputational or competitive consequences for our business. For a discussion of our regulatory environment and the principal risks related thereto, refer to Section C. III, Risks Relating to our Regulatory Environment as well as the applicable segmented risk discussions in Section C. II., Principal Segmented Business Risks.

3. Security Management

Our operations, service performance, reputation and business continuity depend on how well we protect our physical and non-physical assets, including networks, information technology (IT) systems, offices, corporate stores and sensitive information, from events such as information security attacks, unauthorized access or entry, fire, natural disaster (including, without limitation, seismic and severe weather-related events such as ice, snow and wind storms, flooding, hurricanes, tornadoes and tsunamis), power loss, building cooling loss, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. The protection and effective organization of our systems, applications and information repositories are central to the secure and continuous operation of our networks and business, as electronic and physical records of proprietary business and personal data, such as confidential customer and employee information, are all sensitive from a market and privacy perspective.

Information security breaches can result from unintentional events or deliberate actions by hackers, organized criminals, state-sponsored organizations or other parties. Information security attacks have grown in complexity, magnitude and frequency in recent years and the potential for damage is ever increasing. Information security attacks may be perpetrated using a complex array of means including, without limitation, the use of stolen credentials, computer viruses and malicious software, phishing and other attacks on network and information systems. Information security attacks aim to achieve various malicious objectives including unauthorized access to, and theft of, confidential, proprietary or sensitive information, extortion and business disruptions. Information security policies and procedures must continuously adapt and evolve in order to seek to mitigate risk and, consequently, require constant monitoring to ensure effectiveness.

We are also exposed to information security threats as a result of actions that may be taken by our customers, suppliers, outsourcers, business partners, employees or independent third parties, whether malicious or not, including as a result of the use of social media, cloud-based solutions and IT consumerization. Our use of third-party suppliers and outsourcers and reliance on business partners, which may also be subject to information security threats, also exposes us to risks as we have less immediate oversight over their IT domain. Furthermore, the proliferation of data services, including mobile TV, mobile commerce, mobile banking and IoT applications, as well as emerging technologies such as artificial intelligence and robotics, have significantly increased the number of access points to our network and systems, resulting in higher complexity that needs to be carefully monitored and managed to minimize security threats. Failure to implement an information security program that efficiently considers relationships and interactions with business partners, suppliers, customers, employees and other third parties across all methods of communication including social media, cloud-based solutions as well as emerging technologies, like robotics, artificial intelligence and machine-to-machine communication, could adversely affect our ability to successfully defend against information security attacks.

If information security threats were to become successful attacks, resulting in information security breaches, they could harm our brand, reputation and competitiveness, decrease customer and investor confidence and adversely affect our business, financial results, stock price and long-term shareholder value given that they could lead to:

  Network operating failures and business disruptions which could negatively impact our ability to sell products and services to our customers, and adversely affect their ability to maintain normal business operations and deliver critical services and/or the ability of third-party suppliers to deliver critical services to us

  Unauthorized access to proprietary or sensitive information about our business which could result in diminished competitive advantages and loss of future business opportunities
  Theft, loss, unauthorized disclosure, destruction or corruption of data and confidential information, including personal information about our customers or employees that could result in financial loss, exposure to claims for damages by customers, employees and others, and difficulty in accessing materials to defend legal actions
  Physical damage to network assets impacting service continuity
  Litigation, fines and liability for failure to comply with privacy and information security laws
  Fines and sanctions from credit card providers for failing to comply with payment card industry data security standards for protection of cardholder data
  Regulatory investigations and increased audit and regulatory scrutiny that could divert resources from project delivery
  Increased fraud as criminals leverage stolen information against us, our employees or our customers
  Lost revenues resulting from the unauthorized use of proprietary information or the failure to retain or attract customers after an incident
  Remediation costs such as liability for stolen information, equipment repairs, and incentives to customers or business partners in an effort to maintain relationships after an incident
  Increased information security protection costs, including the costs of deploying additional personnel and protection technologies, training employees, and engaging third party security experts
  Higher insurance premiums

We evaluate and seek to adapt our security policies and procedures designed to protect our information and assets in light of the continuously evolving nature and sophistication of information security threats. However, given in particular the complexity and scale of our business, network infrastructure, technology and IT supporting systems, there can be no assurance that the security policies and procedures that we implement will prevent the occurrence of all potential information security breaches. In addition, there can be no assurance that any insurance we may have will cover all or part of the costs, damages, liabilities or losses that could result from the occurrence of any information security breach.

II. PRINCIPAL SEGMENTED BUSINESS RISKS

1. Bell Wireless

This section discusses certain principal business risks which specifically affect our Bell Wireless segment, in addition to the other risks described elsewhere in this Safe Harbour Notice.

Aggressive Competition Risk The intensity of competitive activity from incumbent wireless operators, newer wireless entrants, non-traditional players and resellers	Regulatory Environment Risk Greater regulation of wireless services, pricing and infrastructure (e.g. additional mandated access to wireless networks and limitations placed on future spectrum bidding)	Market Maturity and Increased Device Costs Risk Slower subscriber growth due to high Canadian smartphone penetration and increased device costs
Potential Impact

Pressure on our adjusted EBITDA, ABPU, churn and cost of acquisition and retention would likely result if competitors continue to aggressively increase discounts for handsets and price plans, offer shared plans based on sophisticated pricing requirements or offer other incentives, such as new data plans or unlimited data plans, instalment plans for smartphones or multi-product bundles, to attract new customers

Potential Impact

Greater regulation could limit our flexibility, influence the market structure, improve the business positions of our competitors and negatively impact the financial performance of our wireless business

Potential Impact

A maturing wireless market and higher device costs could challenge subscriber growth and cost of acquisition and retention, putting pressure on the financial performance of our wireless business

2. Bell Wireline

This section discusses certain principal business risks which specifically affect our Bell Wireline segment, in addition to the other risks described elsewhere in this Safe Harbour Notice.

Aggressive Competition

Risk

The intensity of competitive activity coupled with new product launches (e.g. IoT, smart home systems and devices, innovative TV platforms, etc.) from incumbent operators, non-traditional players and wholesalers

Regulatory Environment

Risk

The CRTC mandates rates for the new disaggregated wholesale high-speed access service available on fibre-to-the-premise (FTTP) facilities that are materially different from the rates we proposed, and which do not sufficiently account for the investment required in these facilities

Changing Customer Behaviour

Risk

The traditional TV viewing model (i.e., the subscription for bundled channels) is challenged by an increasing number of legal and illegal viewing options available in the market offered by traditional, non-traditional and global players, as well as increasing cord cutting and cord shaving trends

Changing customer habits further contribute to the erosion of NAS lines

Potential Impact

An increase in the intensity level of competitive activity could result in higher churn, increased acquisition and retention expenses and increased use of promotional competitive offers to acquire and keep customers, all of which would put pressure on Bell Wireline’s adjusted EBITDA

Potential Impact

The mandating of rates for the new disaggregated wholesale high-speed access service available on FTTP facilities that are materially different from the rates we proposed could improve the business position of our competitors, further accelerate the penetration of, and disintermediation by, OTT players, and change our investment strategy, especially in relation to investment in next-generation wireline networks in smaller communities and rural areas

Potential Impact

Our market penetration and number of TV subscribers could decline as a result of BDU offerings, an increasing number of domestic and global unregulated OTT providers, as well as a significant volume of content piracy. The proliferation of IP-based products, including OTT content offerings directly to consumers, may accelerate the disconnection of TV services or the reduction of TV spending

The ongoing loss of NAS lines from technological substitution to wireless and Internet-based services and large business customer conversions to IP-based data services challenge our traditional voice revenues and compel us to develop other service offerings

3. Bell Media

This section discusses certain principal business risks which specifically affect our Bell Media segment, in addition to the other risks described elsewhere in this Safe Harbour Notice.

Aggressive Competition and Regulatory Constraints

Risk

The intensity of competitive activity from traditional TV services, as well as from new technologies and alternative distribution platforms such as unregulated OTT content offerings, video on demand, personal video platforms, pirated content and video services over mobile devices and the Internet, in combination with regulations that require all BDUs to make TV services available à la carte

Acceleration among non-traditional global players developing more aggressive product and sales strategies in creating and distributing video

Advertising and Subscription Revenue Uncertainty

Risk

Advertising is heavily dependent on economic conditions and viewership, as well as on our ability to grow alternative advertising media such as digital and out-of-home platforms, in the context of a changing and fragmented advertising market. Conventional media is under increasing pressure for advertising spend against dominant non-traditional/global digital services

Bell Media has contracts with a variety of BDUs, under which monthly subscription fees for specialty and pay TV services are earned, that expire on a specific date

Rising Content Costs and Ability to Secure Key Content

Risk

Rising content costs, as an increasing number of domestic and global competitors seek to acquire the same content, and the ability to secure key content to drive revenues and subscriber growth

Potential Impact Adverse impact on the level of subscriptions and/or viewership for Bell Media’s TV services and on Bell Media’s revenue streams

Potential Impact

Economic uncertainty could reduce advertisers’ spending. Our failure to increase or maintain viewership or capture our share of the changing and fragmented advertising market could result in the loss of advertising revenue

If we are not successful in obtaining favourable agreements with BDUs, it could result in the loss of subscription revenue

Potential Impact

Rising programming costs could require us to incur unplanned expenses which could result in negative pressure on adjusted EBITDA

Our inability to acquire popular programming content could adversely affect Bell Media’s viewership and subscription levels and, consequently, advertising and subscription revenues

III. RISKS RELATING TO OUR REGULATORY ENVIRONMENT

1. Introduction

This section describes certain legislation that governs our business and provides highlights of recent regulatory initiatives and proceedings, government consultations and government positions that affect us, influence our business and may continue to affect our ability to compete in the marketplace. Bell Canada and several of its direct and indirect subsidiaries, including Bell Mobility, Bell ExpressVu Limited Partnership (Bell ExpressVu), Bell Media, NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec) and Northwestel Inc. (Northwestel), are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and/or the Bell Canada Act. Our business is affected by regulations, policies and decisions made by various regulatory agencies, including the CRTC, a quasi-judicial agency of the Government of Canada responsible for regulating Canada’s telecommunications and broadcasting industries, and other federal government departments, in particular ISED and the Competition Bureau.

In particular, the CRTC regulates the prices we can charge for retail telecommunications services when it determines there is not enough competition to protect the interests of consumers. The CRTC has determined that competition is sufficient to grant forbearance from retail price regulation under the Telecommunications Act for the vast majority of our retail wireline and wireless telecommunications services. The CRTC can also mandate the provision of access by competitors to our wireline and wireless networks and the rates we can charge them. Notably, it currently mandates wholesale high-speed access for wireline broadband as well as domestic wireless roaming services. Additional mandated services, as well as lower mandated wholesale rates, could limit our flexibility, influence the market structure, undermine our incentives to invest in network improvements and extensions, improve the business positions of our competitors and negatively impact the financial performance of our businesses. Our TV distribution and our TV and radio broadcasting businesses are subject to the Broadcasting Act and are, for the most part, not subject to retail price regulation.

Although most of our retail services are not price-regulated, government agencies and departments such as the CRTC, ISED, Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast licensing and foreign ownership requirements. Adverse decisions by regulatory agencies or increasing regulation could have negative financial, operational, reputational or competitive consequences for our business.

1.1 Review of Key Legislation

On June 5, 2018, the Minister of ISED and the Minister of Canadian Heritage announced the launch of a review of the Broadcasting Act, the Radiocommunication Act and the Telecommunications Act (the Acts). The legislative review is intended to modernize the Acts to better address new realities impacting the broadcasting and telecommunications industries. The review is being led by a panel of external experts tasked with consulting with industry members and Canadian consumers. The panel is to return a report with recommendations for legislative reforms by January 31, 2020. While reforms of these key pieces of legislation could have material impacts for our broadcasting, telecommunications and wireless businesses, it is unclear what recommendations the panel may make, what impacts those recommendations may have, if adopted, and when any adopted reforms would come into force.

2. Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada with the power to give general direction to the CRTC on any of its policy objectives. It applies to several of the BCE group of companies and partnerships, including Bell Canada, Bell Mobility, NorthernTel, Télébec and Northwestel.

Under the Telecommunications Act, all facilities-based telecommunications service providers in Canada, known as telecommunications common carriers (TCCs), must seek regulatory approval for all telecommunications services, unless the services are exempt from regulation or forborne from regulation. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy. In addition, a few large TCCs, including those in the BCE group, must also meet certain Canadian ownership requirements. BCE monitors and periodically reports on the level of non-Canadian ownership of its common shares.

2.1 CRTC Report on the Sales Practices of Large Telecommunications Carriers

On June 14, 2018, the Governor in Council issued an Order in Council directing the CRTC to make a report regarding the retail sales practices of Canada’s large telecommunications carriers. In preparing its report, the CRTC investigated whether large service providers are engaging in misleading or aggressive sales tactics, the controls that those carriers have in place to prevent misleading or aggressive sales tactics, existing consumer protections that promote fair treatment of consumers, and the most effective ways to expand consumer protections. The CRTC is to provide its report no later than February 28, 2019. The CRTC held hearings in October 2018 on the topic. It is unclear what the CRTC may conclude as a result of its investigation. If the CRTC finds that intervention is required, it is not clear what interventions it would recommend and which may ultimately be adopted. As a result, we are unable to assess what potential impact, if any, the CRTC’s report may have on our business.

2.2 Reviews of Basic Telecommunications Services

On December 21, 2016, the CRTC issued Telecom Regulatory Policy CRTC 2016-496, in which it determined broadband Internet to be a basic service and created a new fund designed to complement government investments in expanding access to broadband Internet across Canada (Broadband Fund). The Broadband Fund will collect and distribute $750 million over a five-year period to support an aspirational goal of bringing broadband Internet with speeds of 50 megabits per second (Mbps) to 90% of Canadian households. The contributions to the Broadband Fund will be collected from telecommunications service providers, like those of the BCE group, and distributed through a competitive bidding process to support broadband deployment initiatives. The fund is to start at $100 million in its first year and grow by $25 million each year until it caps out at $200 million in the fifth year. While we will be required to contribute to the Broadband Fund based on our percentage of industry revenues for voice, data and Internet services, the extent of the impact of this new fund on our business is not yet known, as funds contributed may be offset by any funds received should we seek and be awarded funds to deploy broadband services as part of the CRTC’s program. The CRTC has launched a proceeding to determine the details of the competitive bidding process and we anticipate that the Broadband Fund will likely be operational in 2020.

On September 27, 2018, the CRTC issued Telecom Regulatory Policy CRTC 2018-377 in which it clarified matters related to the Broadband Fund. Specifically, the CRTC determined that the Broadband Fund would cover four areas: (i) network transport; (ii) fixed broadband Internet access; (iii) mobile wireless and (iv) broadband in satellite-served communities. The CRTC stated that it would prefer network transport projects with the potential to benefit several communities over individual access projects, and would prefer fixed access projects over mobile wireless projects. Up to 10% of the Broadband Fund will be reserved for satellite-served communities as had been previously determined. The CRTC did not provide any guidance on when it would start collecting funds for the Broadband Fund or when it could start issuing requests for bids.

On June 26, 2018, in Telecom Regulatory Policy CRTC 2018-213, the CRTC decided to phase-out the local service subsidy over three years, from January 1, 2019 to December 31, 2021, through semi-annual reductions. This subsidy, collected from the industry, is remitted to incumbent telephone providers, such as Bell Canada, to support residential local phone service in high-cost areas. BCE group entities both contribute into, and draw from, this subsidy fund, with BCE group entities currently in a small net beneficiary position. On the same date, the CRTC launched Telecom Notice of Consultation CRTC 2018-214 to review certain elements of the local service regime, including whether additional pricing flexibility or some form of compensation is required for incumbent telephone providers given that the local service subsidy will be eliminated. This proceeding will also review the existing forbearance regimes for local residential and business services. The CRTC’s decision may result in greater flexibility to meet our obligation to serve voice customers and more deregulation of voice services as well as remove the obligation to serve in certain areas such as areas that are currently served by mobile wireless competitors. Conversely, it may maintain the obligation to serve while removing subsidy and capping certain retail rates, resulting in the forced provision of voice service at a loss in high cost serving areas. The materiality of impacts will not be known until the CRTC issues its decision.

2.3 Proceedings Regarding Wholesale Domestic Wireless Services

On June 1, 2017, the Federal Cabinet issued an order to the CRTC directing it to reconsider certain determinations made in Telecom Decision CRTC 2017-56 (Decision 2017-56). In Decision 2017-56, the CRTC determined that Bell Mobility, Rogers Communications Canada Inc. (Rogers), and TELUS Communications Company (now Telus Communications Inc.) (Telus) were required to provide “incidental” access to their networks and not “permanent” access as part of the mandated roaming service. In addition, the CRTC determined that the use of generally available public wireless fidelity (Wi-Fi) does not form part of a non-national wireless service provider (NNWP)’s home network for the purpose of establishing what constitutes incidental roaming access. As a result, NNWPs may not rely on the use of public Wi-Fi facilities to be eligible to purchase incidental roaming services. In its order, the Federal Cabinet asked the

CRTC to consider whether allowing an end-user’s connectivity to public Wi-Fi to count as connectivity to a NNWP’s home network would make Canadian wireless services more affordable, and whether any affordability gains associated with such a changed rule would outweigh any disincentives for the national carriers to continue to invest in their networks. On March 22, 2018, in Telecom Decision CRTC 2018-97, the CRTC maintained its previous determination that permitting such access would negatively impact investments in wireless networks by wireless carriers and run against the long-standing policy to encourage facilities-based competition.

Instead of mandating access for Wi-Fi-based wireless service providers, the CRTC initiated Telecom Notice of Consultation CRTC 2018-98, in which it directed Bell Mobility, Rogers, and Telus to file proposals for affordable data-only plans that they could offer in the market. On December 17, 2018, the CRTC issued Telecom Decision CRTC 2018-475 in which it accepted the proposals by the national carriers and did not impose formal regulation. Instead, the CRTC stated an expectation that the national carriers implement the plans they had committed to and indicated that the CRTC will monitor compliance going forward. We are currently unable to assess the potential impact that Telecom Decision CRTC 2018-475 may have, if any, on our business and financial results.

2.4 Mandated Wholesale Access to FTTP Networks

On July 22, 2015, in Telecom Regulatory Policy CRTC 2015-326, the CRTC mandated the introduction of a new disaggregated wholesale high-speed access service, including over FTTP facilities, which had previously been exempt from mandated aggregated wholesale high-speed access. While this new service is mandated for all major incumbent telephone companies and cable carriers, the first stage of its implementation is to take place only in Ontario and Québec, our two largest markets. This adverse regulatory decision may impact the specific nature, magnitude, location and timing of our future FTTP investment decisions. In particular, the introduction by the CRTC of mandated wholesale services over FTTP undermines the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, particularly in smaller communities and rural areas.

On September 20, 2016, the CRTC issued Telecom Decision CRTC 2016-379 concerning the technical design of our future disaggregated wholesale high-speed access service. On August 29, 2017, in Telecom Order CRTC 2017-312, the CRTC set interim rates for these services. The final rates remain to be determined. The mandating of final rates that are materially different from the rates we proposed could improve the business position of our competitors and further impact our investment strategy.

2.5 Proposed Expansion of Aggregated Wholesale Access Regime to FTTP Networks

On November 7, 2018, the Canadian Network Operators Consortium Inc. (CNOC) (which represents wholesale Internet service providers (ISPs)) applied to the CRTC to obtain mandated access via aggregated services to FTTP facilities. In addition, CNOC is requesting the introduction of a third wholesale high-speed access service, which would feature some level of aggregation between that of the already well-established mandated aggregated wholesale high-speed access service and the newer disaggregated wholesale high-speed access service referred to in section C. III.2.4 , Mandated Wholesale Access to FTTP Networks above. The inclusion of

FTTP facilities in the aggregated regime and the introduction of yet another mandated wholesale high-speed service could further undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks and improve the business position of our competitors.

2.6 Review of Wholesale FTTN High-Speed Access Service Rates

As part of its ongoing review of wholesale Internet rates, on October 6, 2016 the CRTC significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by ISPs to fibre-to-the-node (FTTN) or cable networks, as applicable. Should such substantially lowered wholesale rates remain in place in the long-term and, in addition, should the interim rates be made retroactive, the business position of some of our competitors could improve, adversely affecting our financial performance, and our investment strategy could change, especially in relation to investment in next-generation wireline networks, particularly in smaller communities and rural areas.

2.7 National Wireless Services Consumer Code

On June 3, 2013, the CRTC issued Telecom Regulatory Policy CRTC 2013-271, which established the Wireless Code. The Wireless Code applies to all wireless services provided to individual and small business consumers (i.e. businesses that on average spend less than $2,500 per month on telecommunications services) in all provinces and territories.

The Wireless Code regulates certain aspects of the provision of wireless services. Most notably, the Wireless Code prevents wireless service providers from charging an early cancellation fee after a customer has been under contract for 24 months and requires providers to recover any handset subsidies in two years or less. These requirements have effectively removed contracts with terms greater than two years from the marketplace.

On June 15, 2017, the CRTC issued Telecom Regulatory Policy CRTC 2017-200, making targeted changes to the Wireless Code, effective December 1, 2017, and clarifying existing rules. The revisions to the Wireless Code prevent service providers from selling locked devices, increase voice, text and data usage allowances for customers to try out their services during the mandatory 15-day buyer’s trial period for purchased devices, and establish additional controls related to data overage and data roaming charges, among other things.

2.8 Canada’s Telecommunications Foreign Ownership Rules

Under the Telecommunications Act, there are no foreign investment restrictions applicable to TCCs that have less than a 10% share of the total Canadian telecommunications market as measured by annual revenues. However, foreign investment in telecommunications companies can still be refused by the government under the Investment Canada Act. The absence of foreign ownership restrictions on such small or new entrant TCCs could result in more foreign companies entering the Canadian market, including by acquiring spectrum licences or Canadian TCCs.

3. Broadcasting Act

The Broadcasting Act outlines the broad objectives of Canada’s broadcasting policy and assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to protect and strengthen the cultural, political, social and economic fabric of Canada and to encourage the development of Canadian expression.

Most broadcasting activities require a programming or broadcasting distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if it is satisfied that non-compliance will not materially affect the implementation of Canadian broadcasting policy. A corporation must also meet certain Canadian ownership and control requirements to obtain a broadcasting or broadcasting distribution licence, and corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee.

Our TV distribution operations and our TV and radio broadcasting operations are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and their respective broadcasting licences. Any changes in the Broadcasting Act, amendments to regulations or the adoption of new ones, or amendments to licences, could negatively affect our competitive position or the cost of providing services.

3.1 Changes to Simultaneous Substitution

In Broadcasting Regulatory Policy CRTC 2015-25, the CRTC announced its intention to eliminate simultaneous substitution for the Super Bowl starting in 2017. This decision was implemented in Broadcasting Regulatory Policy CRTC 2016-334 (the Policy) and Broadcasting Order CRTC 2016-335 (the Order).

Bell Canada and Bell Media appealed the application of the Order to the Federal Court of Appeal, as did the National Football League (NFL). Bell Canada and Bell Media argued that the CRTC does not have jurisdiction under the Broadcasting Act to ban simultaneous substitution for the Super Bowl and that doing so constitutes unauthorized retrospective regulation and interference with Bell Media’s vested economic rights. The appeal was denied on December 18, 2017. On May 10, 2018, the Supreme Court of Canada granted leave for Bell Canada, Bell Media and the NFL to appeal the decision of the Federal Court of Appeal. The appeals were heard in December 2018 and the decision remains pending.

The CRTC’s decision to eliminate simultaneous substitution for the Super Bowl has had an adverse impact on Bell Media’s conventional TV business and financial results, as a result of a reduction in viewership and advertising revenues. Such impacts will continue throughout the duration of our contract term with the NFL unless the CRTC’s Order is rescinded.

Pursuant to the recently negotiated United States-Mexico-Canada Agreement (USMCA), the government of Canada is required to rescind the Policy and the Order. This would allow Bell Media to implement simultaneous substitution for the Super Bowl. As it is uncertain when the Policy and the Order will be rescinded, Bell Media applied to the CRTC for it to temporarily suspend the operation of the Order to allow the simultaneous substitution of U.S. commercials with Canadian commercials for the 2019 Super Bowl. On November 8, 2018, the CRTC denied this request given that USMCA had not yet been formally ratified and also given the appeal to the Supreme Court of Canada. It remains uncertain when the Order will be rescinded.

3.2 Wholesale Code

In Broadcasting Regulatory Policy CRTC 2015-438, the CRTC announced it would implement a new Wholesale Code to govern the commercial arrangements between BDUs, programming services and digital media services, including imposing additional restrictions on the sale of TV channels at wholesale and the carriage of TV channels by BDUs pursuant to Broadcasting Order CRTC 2015-439. Bell Canada and Bell Media appealed Broadcasting Order CRTC 2015-439 to the Federal Court of Appeal, arguing that the CRTC’s implementation of the Wholesale Code conflicts with the Copyright Act and is outside the CRTC’s jurisdiction under the Broadcasting Act. On October 1, 2018, the Federal Court of Appeal allowed the appeal and set aside Broadcasting Order CRTC 2015-439. The impact of the Federal Court of Appeal’s decision on our business is not known at this time.

3.3 Television Service Provider Code

On January 7, 2016, the CRTC issued Broadcasting Regulatory Policy CRTC 2016-1, which established the Television Service Provider Code (the TV Code). The TV Code came into force on September 1, 2017 and requires all regulated television service providers, as well as exempt television service providers that are affiliated with a regulated service provider, to observe certain rules concerning their consumer agreements for television services. The TV Code does not apply to other exempt providers, such as OTT providers not affiliated with a regulated service provider.

The TV Code specifically imposes requirements relating to the clarity of offers, the content of contracts, trial periods for persons with disabilities, how consumers can change their programming options, and when services may be disconnected, among other things.

As part of Broadcasting Regulatory Policy CRTC 2016-1, the CRTC also expanded the mandate of the Commissioner for Complaints for Telecommunications Services, now the Commission for Complaints for Telecom-Television Services (CCTS), to include the administration of the TV Code and to enable the CCTS to accept consumer complaints about television services.

4. Radiocommunication Act

ISED regulates the use of radio spectrum under the Radiocommunication Act to ensure that radiocommunication in Canada is developed and operated efficiently. All companies wishing to operate a wireless system in Canada must hold a spectrum licence to do so. Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must meet the same ownership requirements that apply to companies under the Telecommunications Act.

4.1 Renewal of AWS-1 and Personal Communications Services (PCS) G Block and I Block Spectrum Licences

On January 8, 2019, ISED approved the renewal of our AWS-1 and PCS G Block spectrum licences for a 20-year term, setting population coverage targets that apply within the first eight years and a second set of population coverage targets to be met by the end of the 20-year licence term. With respect to I Block licences, the current ecosystem does not support the viable deployment of this spectrum – an issue faced by all existing I Block licensees. As a result, I Block deployment targets are not able to be met and our three I Block licences were not renewed. Given that these licences have never been deployed, the impact is not material.

4.2 Consultation on 3500 megahertz (MHz) Spectrum

On June 6, 2018, ISED issued the “Consultation on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Consultation on Changes to the 3800 MHz Band”. ISED is seeking comments on issues such as allowing flexible use spectrum licences in the 3450-3650 MHz band, the amount of spectrum existing licence holders need to return if they decide to convert their existing licences to flexible use licences, the transition plan for existing licence holders, and the extent to which the 3700-4200 MHz band can accommodate coexisting services (e.g. fixed-satellite service with mobile and/or fixed wireless access). ISED will launch a consultation on the technical, policy and licensing framework for flexible use licences in the 3500 MHz band after releasing its decision regarding the issues raised in this consultation. It is unclear what impact the results of this consultation and future related processes could have on our business.

4.3 600 MHz Spectrum Auction

On March 28, 2018, ISED released the “Technical, Policy and Licensing Framework for Spectrum in the 600 MHz Band”. In this framework, ISED confirmed that it will auction 70 MHz of spectrum in the 600 MHz band, 30 MHz of which will be set-aside for set-aside-eligible entities. Set-aside-eligible entities must: (i) be registered with the CRTC as facilities-based providers; (ii) not be national incumbent service providers; and (iii) be actively providing commercial telecommunications services to the general public in the relevant service area of interest as of the application date to participate in the auction. The set-aside spectrum can only be transferred to set-aside-eligible entities for the first five years. All auctioned licences will have a 20-year term and be subject to certain deployment requirements which require licensees to provide network coverage to a certain percentage of the population in each licence area at five, 10 and 20 years following licence issuance. While the adoption of set-aside provisions limits the spectrum that Bell Mobility can bid on, no further restrictions were adopted that would limit Bell Mobility’s participation in the auction process. Bidding in the auction is scheduled to begin March 12, 2019.

4.4 Consultation on Releasing Millimetre Wave Spectrum to Support Fifth Generation (5G)

On June 5, 2017, ISED launched a consultation entitled “Consultation on Releasing Millimetre Wave Spectrum to Support 5G” (Millimetre Wave Consultation). The consultation addresses the use of three key frequency bands, namely 28 gigahertz (GHz), 37-40 GHz and 64-71 GHz for possible 5G deployment. ISED has sought comments on a number of key technical and licensing policy considerations for the use of the above noted spectrum.

On June 6, 2018, ISED launched a consultation entitled “Addendum to the Consultation on Releasing Millimetre Wave Spectrum to Support 5G”. Through this addendum consultation, ISED is seeking stakeholder feedback on releasing additional spectrum in the 26 GHz band for flexible use to support 5G networks and systems, in addition to the frequency bands currently under consultation through the Millimetre Wave Consultation. As 5G is expected to be the next major advancement in mobile telecommunications standards, access to the millimetre wave spectrum will be important in order to facilitate the development and adoption of 5G technology. It is unclear what, if any, impact the results of this consultation could have on our business.

5. Bell Canada Act

Among other things, the Bell Canada Act limits how Bell Canada voting shares and Bell Canada facilities may be sold or transferred. Specifically, under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE, unless the sale or disposal would result in BCE retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of business, the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities must also receive CRTC approval.

6. Other Key Legislation

6.1 Personal Information Protection and Electronic Documents Act

On November 1, 2018 the Personal Information Protection and Electronic Documents Act was amended to require organizations to report to the Privacy Commissioner of Canada breaches of security safeguards involving personal information that pose a real risk of significant harm to individuals; to notify affected individuals about those breaches; and to keep records of all breaches (whether there is a real risk of significant harm or not). Failure to comply with these notification requirements, or to record security breaches, may result in a fine of up to $100,000 per occurrence.

In addition, the Office of the Privacy Commissioner of Canada (OPC) recently issued two sets of guidelines (Guidance on Inappropriate Data Practices: Interpretation and Application of Subsection 5(3) and Guidelines for Obtaining Meaningful Consent) which could have significant impacts on how personal information may be collected, used and disclosed for analytics and marketing purposes. In effect since July 1, 2018, the Guidance on Inappropriate Data Practices establishes six areas in which the collection, use or disclosure of personal information would effectively be prohibited, introducing limits on profiling that could be considered discriminatory, as well as limits on the surveillance of employee devices. The new

Guidelines for Obtaining Meaningful Consent went into effect on January 1, 2019 and provide guidance regarding the meaningful obtention of consent, specify that meaningful consent must be obtained to the collection of data that is not required to provide services, and require the identification of the risk of harm related to information disclosure.

6.2 Copyright Act Review

On December 13, 2017, the Federal Government passed a motion in Parliament to formally launch a review of the Copyright Act. This review is mandated by the Copyright Act itself, which requires that the legislation be examined every five years. The Standing Committee on Industry, Science and Technology, working in collaboration with the Standing Committee on Canadian Heritage, is leading the process, which began in February 2018. At this time, the impact of any potential amendments on our business is unknown.

6.3 Canada’s Anti-Spam Legislation

Federal legislation referred to as Canada’s anti-spam legislation (CASL) came into force on July 1, 2014. Pursuant to CASL, commercial electronic messages can be sent only if the recipient has provided prior consent and the message complies with certain formalities, including the ability to unsubscribe easily from subsequent messages. As of January 15, 2015, CASL also requires that an organization have prior informed consent before downloading software to an end-user’s computer. Penalties for non-compliance include administrative monetary penalties of up to $10 million.

While CASL is also intended to provide individual Canadians with a private right of action to commence proceedings for statutory damages in relation to instances of non-compliance, these provisions were deferred indefinitely from coming into force by the Federal Cabinet on June 2, 2017.

IV. OTHER PRINCIPAL BUSINESS RISKS

The following sections describe the other principal business risks that could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation in addition to those previously discussed in this document under Section C. I, Principal Consolidated Business Risks, Section C. II, Principal Segmented Business Risks and Section C. III, Risks Relating to our Regulatory Environment.

1. Technology/Infrastructure Transformation
2. Customer Experience
3. Operational Performance
4. Dependence on Third-Party Suppliers
5. People
6. Financial Management
7. Litigation and Legal Obligations
8. Health and Environmental Concerns

1. Technology/Infrastructure Transformation

The failure to optimize network and IT deployment and upgrade timelines, accurately assess the potential of new technologies, or invest and evolve in the appropriate direction, could have an adverse impact on our business and financial results

Globalization, increased competition and ongoing technological advances are driving customer expectations of faster market responses, enhanced user experiences and cost-effective delivery. Meeting these expectations requires the deployment of new service and product technologies that are network-neutral and based on a more collaborative and integrated development environment. The availability of improved networks and software technologies provide the foundation for better and faster connections, which have in turn led to a significant growth in IoT applications. Change can be difficult and may present unforeseen obstacles that might impact successful execution, and this transition is made more challenging by the complexity of our multi-product environment, combined with the complexity of our network and IT structures. In addition, new technologies may quickly become obsolete or their launch may be delayed. The failure to optimize network and IT deployment and upgrade timelines, in light of customer demand and competitor activities, to accurately assess the potential of new technologies, or to invest and evolve in the appropriate direction in an environment of changing business models, could have an adverse impact on our business and financial results.

In particular, our network and IT evolution activities seek to leverage new as well as evolving and developing technologies, including network functions virtualization, software-defined networks and cloud technologies, and to transform our network and systems to achieve our objectives of becoming more agile in our service delivery and operations as well as providing self-serve and instant-on capabilities for our customers, ensuring best quality and customer experience, and developing a new network infrastructure that enables a competitive cost structure and rapidly growing capacity. These evolution activities require an operational and cultural shift. Alignment across technology, product development and operations is increasingly critical to ensure appropriate trade-offs and optimization of capital allocation.

If this cannot be achieved in accordance with our deployment schedules while maintaining network availability and performance through the migration process, we may lose customers as a result of poor service performance, which could adversely affect our ability to achieve our operational and financial objectives. Failure to leverage IP across all facets of our network and product and service portfolio could inhibit a fully customer-centric approach, limiting or preventing comprehensive self-serve convenience, real-time provisioning, cost savings and flexibility in delivery and consumption, leading to negative business and financial outcomes.

Parallel to our focus on next-generation investment, adverse regulatory decisions may impact the specific nature, magnitude, location and timing of investment decisions. In particular, the introduction by the CRTC of mandated wholesale services over FTTP or wireless networks will undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline and wireless networks, particularly in smaller communities and rural areas. Failure to continue investment in next-generation capabilities in a disciplined and strategic manner could limit our ability to compete effectively and achieve desired business and financial results.

Other examples of risks affecting achievement of our desired technology/infrastructure transformation include:

  Network construction and deployment on municipal or private property requires the issuance of municipal or property owner consents, respectively, for the installation of network equipment, which could increase the cost of, and cause delays in, FTTP and wireless rollouts
  The successful deployment of WTTP service could be impacted by various factors, including environmental factors (such as trees), affecting coverage and costs
  We must be able to purchase high quality network equipment and services from third-party suppliers on a timely basis and at a reasonable cost (refer to Section C. IV.4. , Dependence on Third Party Suppliers for more details)
  The increasing dependence on apps for content delivery, sales, customer engagement and service experience drives the need for new and scarce capabilities (sourced internally or externally), which may not be available, as well as the need for associated operating processes integrated into ongoing operations
  New products, services or apps could reduce demand for our existing, more profitable service offerings or cause prices for those services to decline, and could result in shorter estimated useful lives for existing technologies, which could increase depreciation and amortization expense
  As content consumption habits evolve and viewing options increase, our ability to develop alternative delivery vehicles in order to seek to compete in new markets and increase customer engagement and revenue streams may be hindered by the significant software development and network investment required
  Successfully managing the development and deployment on a timely basis of relevant product solutions to match the speed of adoption of IoT in the areas of retail, business and government could be challenging
  We must be able to leverage new opportunities in order to meet our business objectives, such as those introduced by “big data” which is subject to many challenges including evolving customer perceptions as well as legal and regulatory developments. If we cannot build market-leading competencies in this field across sales, service and operational platforms that respect societal values and legal and regulatory requirements, we may miss important opportunities to grow our business through enhanced market intelligence and a more proactive customer service model.

2. Customer Experience

Driving a positive customer experience in all aspects of our engagement with customers is important to avoid brand degradation and other adverse impacts on our business and financial performance

As the bar continues to be raised based on customers’ evolving expectations of service and value, failure to get ahead of such expectations and build a more robust and consistent service experience could hinder products and services differentiation and customer loyalty. The foundation of effective customer service stems from our ability to deliver high-quality, consistent and simple solutions to customers in an expeditious manner and on mutually agreeable terms. However, complexity in our operations resulting from multiple technology platforms, billing systems, sales channels, marketing databases and a myriad of rate plans, promotions and product offerings, in the context of a large customer base and workforce that continuously requires to be trained, monitored and replaced, may limit our ability to respond quickly to market changes and reduce costs, and may lead to customer confusion or billing, service or other errors, which could adversely affect customer satisfaction, acquisition and retention. These challenges may be exacerbated as services become more complex. Media attention to customer complaints could also erode our brand and reputation and adversely affect customer acquisition and retention.

With the proliferation of connectivity services, apps and devices, customers are accustomed to doing things when, how and where they want through websites, self-serve options, web chat, call centres, Facebook, Twitter and other social media forums. Failure to embrace these new media in a positive way, incorporate them into multiple elements of our service delivery and ensure that we understand their potential impact on customer perceptions could adversely affect our reputation and brand value.

3. Operational Performance

3.1 Our networks, IT systems and data centre assets are the foundation of high-quality consistent services which are critical to meeting service expectations

Our ability to provide consistent wireless, wireline and media services to customers in a complex and constantly changing operating environment is crucial for sustained success. In particular, network capacity demands for TV and other bandwidth-intensive applications on our Internet and wireless networks have been growing at unprecedented rates. Unexpected capacity pressures on our networks may negatively affect our network performance and our ability to provide services. Issues relating to network availability, speed, consistency and traffic management on our more current as well as our aging networks could have an adverse impact on our business and financial performance.

In addition, we currently use a very large number of interconnected operational and business support systems for provisioning, networking, distribution, broadcast management, billing and accounting, which may restrain our operational efficiency. If we fail to implement or maintain highly effective IT systems supported by an effective governance and operating framework, this may lead to inconsistent performance and dissatisfied customers, which over time could result in higher churn.

Further examples of risks to operational performance that could impact our reputation, business operations and financial performance include the following:

  We may need to incur significant capital expenditures beyond those already anticipated by our capital intensity target in order to provide additional capacity and reduce network congestion on our wireline and wireless networks, and we may not be able to generate sufficient cash flows or raise the capital we need to fund such capital expenditures, which may result in service degradation
  Corporate restructurings, system replacements and upgrades, process redesigns, staff reductions and the integration of business acquisitions may not deliver the benefits contemplated and could adversely impact our ongoing operations
  If we fail to streamline our significant IT legacy system portfolio and proactively improve operating performance, this could adversely affect our business and financial outcomes
  We may experience more service interruptions or outages due to aging legacy infrastructure. In some cases, vendor support is no longer available or legacy vendor operations have ceased.
  There may be a lack of competent and cost-effective resources to perform the life-cycle management and upgrades necessary to maintain the operational status of legacy networks

3.2 Our operations and business continuity depend on how well we protect, test, maintain and replace our networks, IT systems, equipment and other facilities

Our operations, service performance, reputation and business continuity depend on how well we and our contracted product and service providers protect our networks and IT systems, as well as other infrastructure and facilities, from events such as information security attacks, unauthorized access or entry, fire, natural disaster (including, without limitation, seismic and severe weather-related events such as ice, snow and wind storms, flooding, hurricanes, tornadoes and tsunamis), power loss, building cooling loss, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. Establishing response strategies and business continuity protocols to maintain service consistency if any disruptive event materializes is critical to the achievement of effective customer service. Any of the above-mentioned events, as well as the failure to complete planned and sufficient testing, maintenance or replacement of our networks, equipment and other facilities, which is, amongst others, dependent on our ability to purchase equipment and services from third-party suppliers, could disrupt our operations (including through disruptions such as network failures, billing errors or delays in customer service), require significant resources and result in significant remediation costs, which in turn could have an adverse effect on our business and financial performance, or impair our ability to keep existing subscribers or attract new ones.

3.3 Satellites used to provide our satellite TV services are subject to significant operational risks that could have an adverse effect on our business and financial performance

Pursuant to a set of commercial arrangements between Bell ExpressVu and Telesat Canada (Telesat), we currently have satellites under contract with Telesat. Telesat operates or directs the operation of these satellites, which utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. These risks include in-orbit equipment failures, malfunctions and other problems, commonly referred to as anomalies, that could reduce the commercial usefulness of a satellite used to provide our satellite TV services. Acts of war or terrorism, magnetic, electrostatic or solar storms, and space debris or meteoroids could also damage such satellites. Any loss, failure, manufacturing defect, damage or destruction of these satellites, of our terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities to operate the satellites could have an adverse effect on our business and financial performance and could result in customers terminating their subscriptions to our direct-to-home satellite TV service.

4. Dependence on Third-Party Suppliers

We depend on third-party suppliers, outsourcers and consultants, some of which are critical, to provide an uninterrupted supply of the products and services we need to operate our business, to deploy new network and other technologies and offer new products and services, and to comply with various obligations

We depend on key third-party suppliers and outsourcers, over which we have no operational or financial control, for products and services, some of which are critical to our operations. If there are gaps in our vendor selection, governance and oversight processes established to seek to ensure full risk transparency at point of purchase and throughout the relationship, including any contract renegotiations, there is the potential for a breakdown in supply, which could impact our ability to make sales, service customers and achieve our business and financial objectives. In addition, any such gaps could result in suboptimal management of our vendor base, increased costs and missed opportunities. Some of our third-party suppliers and outsourcers are located in foreign countries, which increases the potential for a breakdown in supply due to the risks of operating in foreign jurisdictions with different laws, geo-political environments, cultures and the potential for localized natural disasters.

We may have to select different third-party suppliers of equipment and other products and services as well as outsourcers in order to meet evolving internal company policies and guidelines as well as regulatory requirements. Should we decide, or be required by a governmental authority or otherwise, to terminate our relationship with an existing supplier or outsourcer, this would decrease the number of available suppliers or outsourcers and could result in increased costs, transitional, support, service, quality or continuity issues, delay our ability to deploy new network and other technologies and offer new products and services, and adversely affect our business and financial results.

The outsourcing of services generally involves transfer of risk, and we must take appropriate steps to ensure that the outsourcers’ approach to risk management is aligned with our own standards in order to maintain continuity of supply and brand strength. Further, as cloud-based supplier models continue to evolve, our procurement and vendor management practices must also continue to evolve to fully address associated risk exposures.

In addition, certain company initiatives rely heavily upon professional consulting services provided by third parties, and a failure of such third parties may not be reasonably evident until their work is delivered or delayed. Depending on the size, complexity and level of third-party dependence, remedial strategies may be difficult to implement in respect of any professional consulting services provided by third parties that are not performed in a proper or timely fashion. Any such difficulty when implementing remedial strategies could result in an adverse effect on our ability to comply with various obligations, including applicable legal and accounting requirements.

Other examples of risks associated with our dependence on third-party suppliers include the following:

  Demand for products and services available from only a limited number of suppliers, some of which dominate their global market, may lead to decreased availability, increased costs or delays in the delivery of such products and services, since suppliers may choose to favour global competitors that are larger than we are and, accordingly, purchase a larger volume of products and services. In addition, production issues affecting any such suppliers, or other suppliers, could result in decreased quantities or a total lack of supply of products or services. Any of these events could adversely impact our ability to meet customer commitments and demand.
  Cloud-based solutions may increase the risk of security and data leakage exposure if security control protocols affecting our suppliers are bypassed
  Failure to maintain strong discipline around vendor administration (especially around initial account setup) may mask potential financial or operational risks and complicate future problem resolutions
  If products and services important to our operations have manufacturing defects or do not comply with applicable government regulations and standards (including product safety practices), our ability to sell products and provide services on a timely basis may be negatively impacted. We work with our suppliers to identify serious product defects (including safety incidents) and develop appropriate remedial strategies. Remedial strategies may include a recall of products. To the extent that a supplier does not actively participate in, and/or bear primary financial responsibility for, a recall of its products, our ability to perform such recall programs at a reasonable cost and/or in a timely fashion may be negatively impacted. Any of the events referred to above could have an adverse effect on our operations and financial results.

  Products (including software) and services supplied to us may contain security issues including, but not limited to, latent security issues that would not be apparent upon an inspection. When any such security issue is discovered, we seek to identify and develop remedial strategies both internally and with our suppliers. Should we or a supplier fail to correct a security issue in a timely fashion, there could be an adverse effect on our business and financial results.
  Temporary or permanent operational failures or service interruptions of the networks of other telecommunications carriers and suppliers on which we rely to deliver services could adversely affect our ability to provide services using such carriers’ and suppliers’ networks and could, consequently, have an adverse effect on our business and financial results
  BCE depends on call centre and technical support services provided by a number of external suppliers and outsourcers, some of which are located in foreign countries.
  These vendors have access to customer and internal BCE information necessary for the support services that they provide. Information access and service delivery issues that are not managed appropriately may have an adverse impact on our reputation, the quality and speed of services provided to customers, and our ability to address technical issues.

5. People

Our employees and contractors are key resources and there is a broad and complex range of risks that must be managed effectively to drive a winning corporate culture and outstanding performance

Our business depends on the efforts, engagement and expertise of our management and non-management employees and contractors, who must be able to operate efficiently and safely based on the tasks they are completing and the environment in which they are functioning. Failure to achieve these basic expectations could adversely affect our organizational culture, reputation, business and financial results as well as our ability to attract high-performing team members. Competition for highly skilled team members is intense, which makes essential the development of a comprehensive human resources strategy to adequately compete for talent and to identify and secure high-performing candidates for a broad range of job functions, roles and responsibilities. Failure to appropriately train, motivate, remunerate or deploy employees on initiatives that further our strategic imperatives, or to efficiently replace retiring employees, could have an adverse impact on our ability to attract and retain talent and drive performance across the organization. The positive engagement of members of our team represented by unions is contingent on negotiating collective agreements that deliver competitive labour conditions and uninterrupted service, both of which are critical to achieving our business objectives. In addition, if the skill sets, diversity and size of the workforce do not match the operational requirements of the business and foster a winning culture, we will likely not be able to sustain our performance.

Other examples of people-related risks include the following:

  The increasing technical and operational complexity of our businesses and the high demand in the market for skilled resources in strategic areas create a challenging environment for hiring, retaining and developing such skilled resources
  Failure to establish a complete and effective succession plan, including preparation of internal talent and identification of potential external candidates where relevant for key roles, could impair our business until qualified replacements are found
  Approximately 44% of our employees are represented by unions and are covered by collective bargaining agreements. Renegotiating collective bargaining agreements could result in higher labour costs, and during the renegotiation process there may be project delays and work disruptions, including work stoppages or work slowdowns, which could adversely affect service to our customers and, in turn, our customer relationships and financial performance.
  Ensuring the safety of our workforce operating in different environments, including manholes, telephone poles, cell towers, vehicles, foreign news bureaus and war zones, requires focus, effective processes and flexibility to avoid injury, service interruption, fines and reputational impact
  Deterioration in employee morale and engagement resulting from staff reductions, ongoing cost reductions or reorganizations could adversely affect our business and financial results

6. Financial Management

6.1 If we are unable to raise the capital we need or generate sufficient cash flows from operating activities, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets

Our ability to meet our cash requirements, fund capital expenditures and provide for planned growth depends on having access to adequate sources of capital and on our ability to generate cash flows from operating activities, which is subject to various risks, including those described in this Safe Harbour Notice.

Our ability to raise financing depends on our ability to access the public equity, debt capital and money markets, as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised.

Risk factors such as capital market disruptions, political, economic and financial market instability in Canada or abroad, government policies, central bank monetary policies, changes to bank capitalization or other regulations, reduced bank lending in general or fewer banks as a result of reduced activity or consolidation, could reduce capital available or increase the cost of such capital. In addition, an increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us, including through equity offerings. Business acquisitions could also adversely affect our outlook and credit ratings and have similar adverse consequences. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or a particular industry.

Our bank credit facilities, including credit facilities supporting our commercial paper program, are provided by various financial institutions. While it is our intention to renew certain of such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts.

Differences between BCE’s actual or anticipated financial results and the published expectations of financial analysts, as well as events affecting our business or operating environment, may contribute to volatility in BCE’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE’s securities, may negatively affect our ability to raise debt or equity capital, retain senior executives and other key employees, make strategic acquisitions or enter into joint ventures.

If we cannot access the capital we need or generate cash flows to implement our business plan or meet our financial obligations on acceptable terms, we may have to limit our ongoing capital expenditures and our investment in new businesses or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operating activities and on our growth prospects.

6.2 We cannot guarantee that BCE’s dividend payout policy will be maintained or that dividends will be increased or declared

From time to time, the BCE Board of Directors (BCE Board) reviews the adequacy of BCE’s dividend payout policy with the objective of allowing sufficient financial flexibility to continue investing in our business while growing returns to shareholders. Under the current dividend payout policy, increases in the common share dividend are directly linked to growth in BCE’s free cash flow. BCE’s dividend payout policy, increases in the common share dividend and the declaration of dividends on any of BCE’s outstanding shares are subject to the discretion of the BCE Board and, consequently, there can be no guarantee that BCE’s dividend payout policy will be maintained, that the dividend on common shares will be increased or that dividends will be declared. BCE’s dividend payout policy, dividend increases and the declaration of dividends by the BCE Board are ultimately dependent on BCE’s operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this Safe Harbour Notice.

6.3 We are exposed to various credit, liquidity and market risks

Our exposure to credit, liquidity and market risks, including equity price, interest rate and currency fluctuations, is discussed in section 6.5, Financial risk management of the BCE 2017 Annual MD&A and in Note 24 of BCE’s 2017 consolidated financial statements, as updated in BCE’s First Quarter (Q1) 2018 MD&A, Second Quarter (Q2) 2018 MD&A and Third Quarter (Q3) 2018 MD&A, and BCE’s Q1, Q2 and Q3 2018 consolidated financial statements.

Our failure to identify and manage our exposure to changes in interest rates, foreign exchange rates (especially the weakening of the Canadian dollar), BCE’s share price and other market conditions could lead to missed opportunities, reduced profit margins, cash flow shortages, inability to complete planned capital expenditures, reputational damage, equity and debt securities devaluations and challenges in raising capital on market-competitive terms.

6.4 The economic environment, pension rules or ineffective governance could have an adverse effect on our pension obligations, liquidity and financial performance, and we may be required to increase contributions to our post-employment benefit plans in the future

With a large pension plan membership and defined benefit pension plans that are subject to the pressures of the global economic environment and changing regulatory and reporting requirements, our pension obligations are exposed to potential volatility. Failure to recognize and manage economic exposure and pension rule changes or to ensure that effective governance is in place for management and funding of pension plan assets and obligations could have an adverse impact on our liquidity and financial performance.

The funding requirements of our post-employment benefit plans, based on valuations of plan assets and obligations, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Changes in these factors could cause future contributions to significantly differ from our current estimates and could require us to increase contributions to our post-employment benefit plans in the future and, therefore, could have a negative effect on our liquidity and financial performance.

There is no assurance that the assets of our post-employment benefit plans will earn their assumed rate of return. A substantial portion of our post-employment benefit plans’ assets is invested in public equity and debt securities. As a result, the ability of our post-employment benefit plans’ assets to earn the rate of return that we have assumed depends significantly on the performance of capital markets. Market conditions also impact the discount rate used to calculate our pension plan solvency obligations and could therefore also significantly affect our cash funding requirements.

Our expected funding for 2019 is in accordance with the latest post-employment benefit plan valuations as of December 31, 2017, filed in June 2018, and takes into account voluntary contributions of $240 million in 2018.

6.5 Income and commodity tax amounts may materially differ from the expected amounts

Our complex business operations are subject to various tax laws. The adoption of new tax laws, or regulations or rules thereunder, or changes thereto or in the interpretation thereof, could result in higher tax rates, new taxes or other adverse tax implications. In addition, while we believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available, the calculation of income taxes and the applicability of commodity taxes in many cases require significant judgment in interpreting tax rules and regulations. Our tax filings are subject to government audits that could result in material changes to the amount of current and deferred income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.

6.6 The failure to reduce costs as well as unexpected increases in costs could adversely affect our ability to achieve our strategic imperatives and financial guidance

Our objectives for targeted cost reductions continue to be aggressive but there is no assurance that we will be successful in reducing costs, especially since incremental cost savings are more difficult to achieve on an ongoing basis. Our cost reduction objectives require aggressive negotiations with our suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues.

Examples of risks to our ability to reduce costs or of potential cost increases include:

  Achieving timely cost reductions while moving to an IP-based network is dependent on disciplined network decommissioning, which can be delayed by customer contractual commitments, regulatory considerations and other unforeseen obstacles
  Failure to contain growing operational costs related to network sites, footprint expansion, spectrum licenses and content and equipment acquisition could have a negative effect on our financial performance
  Fluctuations in energy prices are partly influenced by government policies to address climate change which, combined with growing data demand that increases our energy requirements, could increase our energy costs beyond our current expectations
  Failure to successfully deliver on our contractual commitments, whether due to security events, operational challenges or other reasons, may result in financial penalties and loss of revenues

6.7 The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation

As a public company with a range of desirable and valuable products and services and a large number of employees, fraud requires a disciplined program covering governance, exposure identification and assessment, prevention, detection and reporting that considers corruption, misappropriation of assets and intentional manipulation of financial statements by employees and/or external parties. Fraud events can result in financial loss and brand degradation.

Specific examples relevant to us include:

  Subscription fraud on accounts established with a false identity or paid with a stolen credit card
  Network usage fraud such as call/sell operations using our wireline or wireless networks

  Copyright theft and other forms of unauthorized use that undermine the exclusivity of Bell Media’s content offerings, which could potentially divert users to unlicensed or otherwise illegitimate platforms, thus impacting our ability to derive distribution and advertising revenues
  TV distributors including Bell Canada and Bell ExpressVu are subject to ongoing efforts to steal their services through compromise or circumvention of signal security systems, causing revenue loss

7. Litigation and Legal Obligations

Legal proceedings, changes in applicable laws and the failure to proactively address our legal and regulatory obligations could have an adverse effect on our business and financial performance

We become involved in various claims and legal proceedings as part of our business. Plaintiffs are able to launch and obtain certification of class actions on behalf of a large group of people with increasing ease, and securities laws facilitate the introduction of class action lawsuits by secondary market investors against public companies for alleged misrepresentations in public disclosure documents and oral statements. Changes in laws or regulations, or in how they are interpreted, and the adoption of new laws or regulations, as well as pending or future litigation, including an increase in certified class actions which, by their nature, could result in sizeable damage awards and costs relating to litigation, could have an adverse effect on our business and financial performance.

Examples of legal and regulatory obligations that we must comply with include those resulting from:

  As discussed in more detail in Section C. III, Risks relating to our regulatory environment, decisions, policies and other initiatives of the CRTC, ISED, the Competition Bureau and other governmental agencies, as well as laws of a regulatory nature
  Consumer protection and privacy legislation
  Tax legislation
  Corporate and securities legislation
  IFRS requirements
  Environmental protection and health and safety laws
  Payment card industry standards for protection against customer credit card infractions

The failure to comply with any of the above or other legal or regulatory obligations could expose us to litigation, including pursuant to class actions, and significant fines and penalties, as well as result in reputational harm.

For a description of the principal legal proceedings involving us, please see the section entitled Legal Proceedings contained in the BCE 2017 annual information form, as updated in BCE’s Q2 2018 MD&A.

Finally, the failure of our employees, suppliers or other business partners to comply with applicable legal and ethical standards including, without limitation, anti-bribery laws, as well as our policies and contractual obligations, could also expose us to litigation and significant fines and penalties, and result in reputational harm or being disqualified from bidding on contracts.

8. Health and Environmental Concerns

8.1 Health concerns about radiofrequency emissions from wireless communication devices and equipment, as well as epidemics and other health risks, could have an adverse effect on our business

Many studies have been performed or are ongoing to assess whether wireless phones, networks and towers pose a potential health risk. While some studies suggest links to certain conditions, others conclude there is no established causation between mobile phone usage and adverse health effects. In 2011, the International Agency for Research on Cancer (IARC) of the World Health Organization classified radiofrequency electromagnetic fields from wireless phones as possibly carcinogenic to humans, but also indicated that chance, bias or confounding could not be ruled out with reasonable confidence. The IARC also called for additional research into long-term heavy use of mobile phones.

ISED is responsible for approving radiofrequency equipment and performing compliance assessments and has chosen Health Canada’s Safety Code 6, which sets the limits for safe exposure to radiofrequency emissions at home or at work, as its exposure standard. This code also outlines safety requirements for the installation and operation of devices that emit radiofrequency fields such as mobile phones, Wi-Fi technologies and base station antennas. ISED has made compliance to Safety Code 6 mandatory for all proponents and operators of radio installations.

Our business is heavily dependent on radiofrequency technologies, which could present significant challenges to our business and financial performance, such as the following:

  We face current and potential lawsuits relating to alleged adverse health effects on customers, as well as relating to our marketing and disclosure practices in connection therewith, and the likely outcome of such lawsuits is unpredictable and may change over time
  Changes in scientific evidence and/or public perceptions could lead to additional government regulations and costs for retrofitting infrastructure and handsets to achieve compliance
  Public concerns could result in a slower deployment of, or in our inability to deploy, infrastructure necessary to maintain and/or expand our wireless network as required by market evolution

In addition, epidemics, pandemics and other health risks could occur, which could adversely affect our ability to maintain operational networks and provide services to our customers. Any of these events could have an adverse effect on our business and financial performance.

8.2 Climate change and other environmental concerns could have an adverse effect on our business

Global climate change could exacerbate certain of the threats facing our business, including the frequency and severity of weather-related events referred to in Section C. IV.3.2 , Operational Performance – Our operations and business continuity depend on how well we protect, test, maintain and replace our networks, IT systems, equipment and other facilities. Several areas of our operations further raise environmental considerations, such as fuel storage, greenhouse gas emissions, disposal of hazardous residual materials, and recovery and recycling of end-of-life electronic products we sell or lease. Failure to recognize and adequately respond to changing governmental and public expectations on environmental matters could result in fines, missed opportunities, additional regulatory scrutiny or harm our brand and reputation.